SUPPLEMENT DATED FEBRUARY 11, 1998
            TO THE PROSPECTUS DATED OCTOBER 27, 1997



Recent Developments Through Second Quarter Ended December 27,
1997

For the six months ended December 27, 1997, the Association reported a net loss of $71.7 million. The net loss was primarily the result of high feed ingredient costs related to continuing losses experienced in the Association's forward purchasing and commodity trading activities for the second quarter, lower poultry selling prices and losses in cotton ginning and marketing. U.S. poultry prices are under pressure from large meat supplies and uncertain prospects for exports in 1998 due primarily to the financial crisis in Asian countries. Continued price volatility in feed ingredient costs could result if unfavorable weather conditions negatively impact production.

In December 1997, the Association established a $440 million unsecured credit facility that includes a five-year $132 million revolving credit commitment, a $132 million 364-day line of credit and a six-year $176 million term loan. Due to higher-than-expected net losses sustained in the six months ended December 27, 1997, the Association was in violation of certain loan covenants associated with these facilities and received waivers of these covenants in connection with a restructuring of the credit facilities. The Association anticipates that the restructured credit facilities will result in increased borrowing costs, and will be secured with the Association's assets. The restructured revolving credit and term loan facilities are expected to have three year terms and to limit the availability of short-term and long-term financing and capital expenditures. The Association will likely be required to apply excess cash flow to the three year term loan.